[HELLER EHRMAN ATTORNEYS LETTERHEAD]


November 22, 2004
                                                              Matthew M. Gosling
                                                               MGosling@hewm.com
                                                           Direct (650) 324-7159
                                                       Direct Fax (650) 324-6031
                                                             Main (650) 324-7000
                                                              Fax (650) 324-0638


CONFIDENTIAL FOR USE OF THE COMMISSION ONLY
VIA EMAIL "PEKLENKJ@SEC.GOV"

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W. - Mailstop 3-9
Washington, D.C. 20549
Attn: Mr. James Peklenk

RE: ADEZA BIOMEDICAL CORPORATION
    AMENDMENT NO. 2 TO REGISTRATION STATEMENT ON FORM S-1,
    FILED OCTOBER 27, 2004 (FILE NO. 333-118012)

Ladies and Gentlemen:

     On behalf of Adeza Biomedical Corporation ("Adeza"), this letter responds to the oral comments of Mr. James Peklenk of the Staff of the Securities and Exchange Commission (the "Staff") made in a November 19, 2004 telephone conversation between Mr. Peklenk and myself in connection with the above-referenced registration statement (the "Registration Statement"). Mr. Peklenk's oral comments were provided in connection with the letter dated November 18, 2004 (the "November 18 Response Letter") submitted on behalf of Adeza in response to the comments of the Staff on Amendment No. 2 to the Registration Statement set forth in the Staff's letter dated November 16, 2004 (the "November 16 Comment Letter").

     In accordance with 17 C.F.R. ss. 200.83(c), we have provided a letter to the Staff and the Office of Freedom of Information and Privacy Act Operations requesting confidential treatment for certain portions of Adeza's responses set forth in this response letter (the "Specified Information"). Adeza has redacted the Specified Information from the letter filed via EDGAR and has included such information solely in paper copies of the letter submitted to the Staff.

     The following are Adeza's responses to the oral comments provided by Mr. Peklenk on November 19, 2004.

1. COMMENT: REVISE THE ROLL FORWARD TABLE PROVIDED IN THE NOVEMBER 18 RESPONSE LETTER IN RESPONSE TO COMMENT 1D OF THE NOVEMBER 16 COMMENT LETTER SO THAT IT SETS FORTH INFORMATION WITH RESPECT TO ROYALTIES UNDER THE AGREEMENT WITH THE FORMER DISTRIBUTOR. IN ADDITION, INCLUDE IN THE ROLL FORWARD TABLE INFORMATION AS OF JUNE 30, 2004 AND THE AMOUNT OF NET PRODUCT SALES FOR WHICH ROYALTIES WERE ACCRUED IN EACH PERIOD.

[HELLER EHRMAN ATTORNEYS LETTERHEAD]                               James Peklenk
                                                               November 22, 2004
                                                                          Page 2


RESPONSE:  [*]

2. COMMENT: DESCRIBE HOW THE ROYALTY UNDER THE AGREEMENT WITH THE FORMER DISTRIBUTOR WAS CALCULATED.

RESPONSE:  [*]

3. COMMENT: DESCRIBE THE PAYMENT TERMS SET FORTH IN THE AGREEMENT WITH THE FORMER DISTRIBUTOR.

RESPONSE:  [*]

4. COMMENT: DESCRIBE ANY CORRESPONDENCE OR COMMUNICATION BETWEEN ADEZA AND THE FORMER DISTRIBUTOR AS TO ADEZA'S PAYMENT OF ROYALTIES UNDER THE AGREEMENT WITH THE FORMER DISTRIBUTOR.

RESPONSE:  [*]

5. COMMENT: THE NOVEMBER 18 RESPONSE LETTER INDICATES THAT WHETHER ROYALTIES WERE IN FACT PAYABLE UNDER THE AGREEMENT WITH THE FORMER DISTRIBUTOR WAS SUBJECT TO A COMPLEX FACTUAL AND LEGAL ANALYSIS. PROVIDE ADDITIONAL DETAILS REGARDING THE FACTUAL AND LEGAL ANALYSIS UNDERTAKEN BY ADEZA, EXPLAINING (I) WHY THE ANALYSIS REQUIRED COULD NOT HAVE BEEN PERFORMED AND REASONABLE ASSURANCE OBTAINED AS TO THE ROYALTY OBLIGATION PRIOR TO OCTOBER 2004 AND (II) WHAT SPECIFIC ECONOMIC EVENT OR EVENTS OCCURRED IN 2004 THAT CAUSED ADEZA TO DETERMINE THAT THE LIABILITY IN RESPECT OF ROYALTIES ACCRUED UNDER THE AGREEMENT WITH THE FORMER DISTRIBUTOR DID NOT IN FACT EXIST?

RESPONSE:  [*]

                                      * * *

     In addition, Adeza hereby requests, pursuant to 17 C.F.R. ss. 200.83, that the provisions of this letter, as indicated by [*], be maintained in confidence, not be made part of any public record and not be disclosed to any person as it contains confidential information. In accordance with 17 C.F.R. ss. 200.83(d)(1), if any person (including any governmental employee who is not an employee of the Commission) should request access to or an opportunity to inspect this letter, we request that we be immediately notified of any such request, be furnished with a copy of all written materials pertaining to such request (including, but not limited to, the request itself) and be given at least ten business days advance notice of any intended release so that Adeza may, if deemed necessary or appropriate, pursue any remedies available to it. In such event, we request that you telephone Matthew Gosling of Heller Ehrman White & McAuliffe LLP ("HEWM") at (650) 324-7159 or Sarah O'Dowd of HEWM at (650) 324-7045, in addition to relying upon the United States Mail for such notice.

                                                     Sincerely,

                                                     /s/ Matthew M. Gosling

                                                     Matthew M. Gosling



*FOIA CONFIDENTIAL TREATMENT REQUEST* CONFIDENTIAL TREATMENT REQUESTED BY ADEZA BIOMEDICAL CORPORATION IN CONNECTION WITH AMENDMENT NO. 3 TO REGISTRATION STATEMENT ON FORM S-1 (FILE NO. 333-118012)